

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

J. Lindsey Alley
Chief Financial Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, California 90067

> **Re: Houlihan Lokey, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 27, 2022**
> **File No. 001-37537**

Dear J. Lindsey Alley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance